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www.skadden.com
April 6, 2009
VIA IDEA TRANSMISSION AND
BY ELECTRONIC MAIL
Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	ORBCOMM Inc. Preliminary Proxy Statement on Schedule 14A Filed March 25, 2009 File No. 1-3318
Dear Ms. Duru:
     We are writing on behalf of ORBCOMM Inc., a Delaware corporation (the “Company”), in response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 2, 2009 (the “Comment Letter”) relating to the above-referenced preliminary proxy statement on Schedule 14A (the “Proxy Statement”) for the Company’s 2009 annual meeting of shareholders. Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.
     Concurrently with this letter, the Company is filing Amendment No. 1 to the Proxy Materials (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the

Mellissa Campbell Duru, Esq.
April 6, 2009

comments of the Staff and other updating of information. The page numbers in the bold headings below refer to pages in the Proxy Statement, while the page numbers in the responses refer to pages in the Amended Proxy Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Proxy Statement.
     For your convenience, we are e-mailing to your attention copies of the Amended Proxy Statement, including copies marked to show the changes from the Proxy Statement.
PREC14A filed March 25, 2009
Information as to Nominees for Directors and Continuing Directors, page 5
1.	Please disclose whether you have received the consent of each nominee to be named and to serve if elected. See Rule 14a-4(d).

Response: The Company has revised the Proxy Statement to reflect the Staff’s comment. Please see the disclosure on page 5.

2.	We note your recommendation to security holders to vote against the nominees presented by Mr. Levinson. Please revise the proxy statement to explain the reasons and basis for your recommendation.

Response: The Company has revised the Proxy Statement to reflect the Staff’s comment. Please see the disclosure on pages 4 and 5.

3.	We note that you reserve the right to vote for substitute nominees in the event the other nominees are unable to serve. Please note that we consider the existence of substitute nominees to be material to a security holder’s voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Response: Rule 14a-4(c)(5) under the Securities Exchange Act of 1934, as amended, permits the exercise of discretionary authority in the election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve. On the basis of this rule, the Company believes that it is permitted to use any proxies that it obtains in connection with the election of substitute nominees should any of the Company’s nominees become unable to serve or for good cause will not serve.

Mellissa Campbell Duru, Esq.
April 6, 2009

In the event that the Company uses discretionary authority to vote for one or more substitute nominees, the Company will only do so if it has provided the required disclosure related to the biographical information of such substitute nominee in advance of the Annual Meeting. The Company has revised the Proxy Statement to reflect the foregoing. Please see the disclosure on page 5.
Security Ownership of Beneficial Owners and Management, page 13
4.	We refer you to the references to the “pecuniary interest” of certain shareholders in the footnotes accompanying the table. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise to clarify wherever applicable, that the persons listed are the beneficial owner(s) of the securities given their authority over the voting and/or investment power over such securities.

Response: We respectfully advise the Staff that PCG Satellite Investments LLC and Stephens Investment Management, LLC have indicated in their respective Schedule 13G filings that certain persons and entities have disclaimed beneficial ownership in the shares held by each of PCG Satellite Investments LLC and Stephens Investment Management, LLC except to the extent of their pecuniary interest therein. The Company has included such disclaimers in the footnotes related to these shareholders but is not otherwise responsible for, and takes no position on, the appropriateness of such disclaimers.

The Company has revised the Proxy Statement to clarify certain information presented in the footnotes. Please see the disclosure on pages 13 and 14.

5.	In footnote 11, you disclose that Mr. Jerome Eisenberg disclaims beneficial ownership with respect to shares held by his wife. Please revise or advise us of the basis for this statement.

Response: The Company has removed the reference to Mr. Jerome Eisenberg disclaiming beneficial ownership with respect to shares held by his wife. Please see the disclosure on page 14.
Shareholder Proposal Requesting Us to Declassify the Board, page 51
6.	You disclose that “[a]bsent a classified board, a potential acquirer could gain control of the company... without paying any premium to Orbcomm’s shareholders.” Your disclosure implies that in contrast, a classified board structure would result in a premium being paid to shareholders in the event of a takeover. Please revise to clarify that a

Mellissa Campbell Duru, Esq.
April 6, 2009

classified board structure does not guarantee shareholders a premium in circumstances involving a takeover.
Response: The Company has revised the Proxy Statement to reflect the Staff’s comment and has removed references to a classified board structure resulting in a premium being paid to shareholders in the event of a takeover. Please see the disclosure on page 51.
7.	Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:
•	“[w]ith a classified board... potential acquirers are more likely to negotiate with the Board...,” and,

•	“[t]he freedom to focus on the long-term interests of the Company instead of on the renomination process leads to greater independence and better governance...”
Where the basis of support are other documents, such as analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.
Response: With respect to the first bullet, the Company believes that the two-year period required for a potential acquirer to gain control of the Board encourages an acquirer to engage in substantive negotiations between the acquirer and the Company regarding a business combination transaction. As a result, it is more likely that a potential acquirer will seek to negotiate with the Board to expedite the acquisition process rather than undertaking an uncertain and lengthy effort to first gain control of the Board before commencing negotiations. Accordingly, the Company believes that its classified board makes it more likely that potential acquirers will negotiate with the Board. The Company has included additional, clarifying disclosure regarding the basis for the Board’s belief on page 51.

Mellissa Campbell Duru, Esq.
April 6, 2009

With respect to the second bullet, the Company has revised the Proxy Statement to reflect the Staff’s comment and has removed references to a classified board structure permitting directors to focus on the long-term interests of the Company instead of on the renomination process. Please see the disclosure on page 51.
Cost of Solicitation, page 54
8.	We note that you intend to solicit proxies via mail, email, personally, telephonically, via Internet or facsimile. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
Response: The Company acknowledges the Staff’s comment and confirms that it will file all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, under the cover of Schedule 14A on the date of first use.
9.	Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.
Response: The Company acknowledges the Staff’s comment and confirms that it will not utilize internet chat rooms in connection with its solicitation of proxies.
Annex A
10.	Please remove the reference to the fact that the persons identified in this section “may be deemed” to be participants and instead state clearly that such persons are participants.
Response: The Company has revised the Proxy Statement to reflect the Staff’s comment. Please see the disclosure on page A-1.
Closing Comments
Response: The Company will provide the acknowledgement requested by the Staff by separate filing on IDEA.
*   *   *

Mellissa Campbell Duru, Esq.
April 6, 2009

     Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116 or my partner, Paul T. Schnell, at (212) 735-2322.
Very truly yours,
/s/ Richard J. Grossman
Richard J. Grossman
Enclosure

cc(w/encl.):	Christian G. Le Brun, Esq., ORBCOMM Inc. Paul T. Schnell, Esq., Skadden, Arps, Slate, Meagher & Flom LLP